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                                  EXHIBIT 4.1

                                   AMENDMENT
                                       TO
                                RIGHTS AGREEMENT

         THIS AMENDMENT TO RIGHTS AGREEMENT, dated as of February 8, 2000 (this "Amendment Agreement") between The Goodyear Tire & Rubber Company, an Ohio corporation (the "Company"), and FIRST CHICAGO TRUST COMPANY OF NEW YORK, a New York corporation (the "Rights Agent").

WITNESSETH; that,

         WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement, dated as of June 4, 1996 (the "Rights Agreement"); and

         WHEREAS, the Board of Directors of the Company, comprised entirely of Independent Directors (as defined in the Rights Agreement) at its meeting duly convened and held on February 8, 2000, in accordance with the authority conferred upon it under Section 27 of the Rights Agreement, unanimously declared that it would be desirable and appropriate and in the best interests of the holders of the Common Stock and the Rights (as defined in the Rights Agreement) to amend the Rights Agreement to modify the definition of "Independent Director" and add certain related definitions;

         NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

         1. Unless otherwise expressly defined in this Amendment Agreement, capitalized and other terms for which meanings are provided in the Rights Agreement shall have such meanings when used in this Amendment Agreement.

         2. Effective February 8, 2000, the Rights Agreement shall be, and it hereby is, amended by:

                  (a) Deleting paragraph (u) of Section 1 of the Rights Agreement in its entirety and inserting in lieu thereof a new paragraph
         (u) of Section 1 of the Rights Agreement providing in its entirety as follows:

                           "(u) "Independent Director" shall mean any member of
                  the Board of Directors of the Company, while such person is a member of the Board, who is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative or nominee of an Acquiring Person or any such Affiliate or Associate, and was a member of the Board prior to the time that any Person becomes an Acquiring Person, and any successor of any Independent Director, while such successor is a member of the Board, who is not an Acquiring Person or an Affiliate or Associate of an Acquiring Person, or a representative or nominee of an Acquiring Person

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                  or of any such Affiliate or Associate, and is elected by a vote of the shareholders of the Company or by a majority of the Independent Directors; provided, that any member of the Board who is a Qualified Acquiring Person, or an Affiliate or Associate of a Qualified Acquiring Person or a representative or nominee of a Qualified Acquiring Person or of any such Affiliate or Associate, who was elected by the shareholders of the Company or by a majority of the Independent Directors shall also be an Independent Director."

                  (b) Inserting a new paragraph (ss) of Section 1 of the Rights Agreement providing in its entirety as follows:

                           "(ss) "Qualified Acquiring Person" shall mean any
                  Person (including an Acquiring Person) who or which has made a Qualified Offer."

                  (c) Inserting a new paragraph (tt) of Section 1 of the Rights Agreement providing in its entirety as follows:

                           "(tt) "Qualified Offer" shall mean an offer for all
                  of the outstanding shares of the Common Stock which meets all of the following requirements:

                           (i) such offer is: (1) an all-cash offer for all of
                  the shares of the Common Stock outstanding and the Person making the offer (prior to the date such offer is commenced within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act) has (A) cash or cash equivalents on hand for the full amount necessary to consummate such all-cash offer and has irrevocably committed in writing to the Company to utilize such cash or cash equivalents for such purpose, or (B) has obtained financing in the full amount necessary to consummate such offer and has entered into, and provided to the Company with complete copies of, definitive financing agreements for funds for such offer which, when added to the amount of cash and cash equivalents available as provided in clause (A) above, are in an amount not less than the full amount necessary to consummate such offer, which agreements are with one or more responsible financial institutions having the capacity to provide such funds; where "the full amount" shall be an amount sufficient to pay for all shares of the Common Stock outstanding on a fully diluted basis in cash pursuant to the offer and to pay all related expenses; or (2) an exchange or other similar offer to acquire all of the shares of the Common Stock outstanding for securities or a combination of securities and cash (which cash component, if any, shall be fully-financed as provided at subpart (1) above); and

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                           (ii) such offer remains open for at least 60 Business
                  Days; provided, however, that (A) if there is an increase in the price of such offer, such amended offer shall remain open for at least an additional 30 Business Days after the last such increase, and (B) such offer must remain open for at least an additional 30 Business Days after the date, if any, on which such Person reduces the per share price offered; and

                           (iii) such offer is accompanied by a written opinion,
                  in customary form, of a nationally recognized investment banking firm which is addressed to the Company and the holders of the Common Stock (other than the Person making such offer) and states that the consideration to be paid (whether in cash, securities or a combination of cash and securities) to the holders of the Common Stock pursuant to the offer is fair to such holders from a financial point of view and includes any written presentation of such firm showing the analysis and range of values underlying such conclusion and such written opinion is dated, and is provided to the Company, within five Business Days and not less than two Business Days prior to the date such offer is commenced, and an updated version of such opinion is dated and provided to the Company with two Business Days prior to the date the offer is consummated.

         3. Nothing set forth in this Amendment Agreement shall in any manner be construed to alter the rights of the holder of the Rights or the terms and conditions of the Rights or the Rights Agreement other than expressly as set forth herein.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to Rights Agreement to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

                                   THE GOODYEAR TIRE & RUBBER COMPANY

                                   By: /s/ C. Thomas Harvie
                                      -----------------------------------
                                      C. Thomas Harvie, Senior Vice President

ATTEST:
         /s/ James Boyazis
----------------------------------------
         James Boyazis, Secretary

                                        FIRST CHICAGO TRUST COMPANY OF NEW YORK

                                        By: /s/ Michael S. Duncan
                                          -------------------------------------
                                          Michael S. Duncan, Director Corporate
                                           Actions
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